COMMENTS RECEIVED ON JANUARY 14, 2021 & JANUARY 27, 2021

FROM KEN ELLINGTON & EDWARD BARTZ

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

Fidelity Independence Fund

Fidelity Magellan Fund

N-14 FILED ON DECEMBER 30, 2020

N-14 Proxy Statement and Prospectus

1)

SYNOPSIS - Who bears the expenses associated with the Reorganization?

C:

The Staff notes that page 12 of the N-14 states that Fidelity Independence Fund will bear the cost of the reorganization, while disclosure in the Notes to Pro Forma Combined Financial Statements states that each fund will bear their respective costs of the reorganization. The Staff requests we confirm which statement is correct and update the disclosure accordingly.

R:

Fidelity Independence Fund will bear the reorganization expenses. Disclosure will be updated accordingly.

2)

PRO FORMA FINANCIAL STATEMENTS - Notes to Pro Forma Combined Financial Statements

C:

The Staff requests we disclose the following for each fund in the N-14 and in the Notes to Pro Forma Combined Financial Statements: estimate of the percentage of the fund’s portfolio that will be sold in connection with repositioning; dollar amount of transactions costs expected to be generated as a result of the trades; and estimated impact to shareholders with respect to capital gains distributions, including dollars and per share amounts.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of Fidelity Independence Fund are permissible investments for Fidelity Magellan Fund. Nevertheless, if shareholders approve the Reorganization, FMR may reallocate assets, resulting in the purchase and sale of securities held by the funds, as part of repositioning the combined portfolios. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

3)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we provide a narrative highlighting the differences in investment strategies, policies, and limitations. The Staff asserts it is not sufficient to provide a side-by-side comparison and points to Item 3(b) of form N-14.

R:

We believe that presenting the strategies side by side in a tabular format is a more effective way to highlight the differences between the funds.

4)

SYNOPSIS - How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following the Reorganization?

“Attachment 1 shows the fees and expenses of Fidelity® Independence Fund and Fidelity® Magellan® Fund for the 12 months ended September 30, 2020, and the pro forma estimated fees and expenses of the combined fund based on the same time period after giving effect to the Reorganization but excluding performance adjustments for each fund.”

C:

The Staff requests we confirm we meant to state “including performance adjustments for each fund.”

R:

The presentation of the funds’ operating expenses in the synopsis and the body of the N-14 includes the impact of the performance adjustment. Attachment 1, on the other hand, provides a secondary view of each fund’s operating expenses excluding the impact of any performance adjustment. We believe this view provides shareholders with the opportunity to evaluate the impact of the performance adjustment over time. As a result, we decline to modify the disclosure.

5)

VOTING INFORMATION - Record Date; Quorum; and Method of Tabulation

“All proxies solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and that are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a properly executed proxy card, it will be voted FOR the matters specified on the proxy card. All shares that are voted and votes to ABSTAIN will be counted toward establishing a quorum, as will broker non-votes. (Broker non-votes are shares for which (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter.)”

C:

The Staff’s position is, because this is a non-routine proposal and is the only proposal to be acted upon by shareholders at the meeting, broker non-votes may not be treated as present for purposes of determining the existence of a quorum. Please revise.

R:

The disclosure will be revised to remove the reference to including broker non-votes for quorum purposes.

FOLLOW-UP COMMENTS RECEIVED ON FEBRUARY 9, 2021

FROM EDWARD BARTZ

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

Fidelity Independence Fund

Fidelity Magellan Fund

N-14 FILED ON DECEMBER 30, 2020

N-14 Proxy Statement and Prospectus

1)

SYNOPSIS - How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following the Reorganization?

“The following tables show the fees and expenses of Fidelity® Independence Fund and Fidelity® Magellan® Fund for the 12 months ended September 30, 2020, and the pro forma estimated fees and expenses of the combined fund based on the same time period after giving effect to the Reorganization. Annual fund or class operating expenses are paid by each fund or class, as applicable.

Attachment 1 shows the fees and expenses of Fidelity® Independence Fund and Fidelity® Magellan® Fund for the 12 months ended September 30, 2020, and the pro forma estimated fees and expenses of the combined fund based on the same time period after giving effect to the Reorganization but excluding performance adjustments for each fund.”

C:

The Staff requests we clarify in the first paragraph above that the tables include performance adjustments for each fund, in bold similar to the second paragraph.

R:

The disclosure will be revised as follows:

“The following tables show the fees and expenses of Fidelity® Independence Fund and Fidelity® Magellan® Fund for the 12 months ended September 30, 2020, and the pro forma estimated fees and expenses of the combined fund based on the same time period after giving effect to the Reorganization (including performance adjustments for each fund). Annual fund or class operating expenses are paid by each fund or class, as applicable.”